 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Lazarus, Michael (Last) (First) (Middle) JetBlue Airways Corporation 118-29 Queens Blvd (Street) Forest Hills, NY 11375 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol JETBLUE AIRWAYS CORP (JBLU) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/04/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								85,505(4)	D
Common Stock	02/04/2003		J(1)		292,261	D	N/A	371,027	I	Partnership(2)
Common Stock	02/04/2003		J(1)		847,461	D	N/A	1,060,758	I	Partnership(2)
Common Stock	02/04/2003		J(1)		42,531	D	N/A	52,331	I	Partnership(2)
Common Stock	02/04/2003		J(1)		16,039	D	N/A	0	I	(3)
Common Stock	02/04/2003		J(1)		16,061	D	N/A	0	I	(3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
	$											$
	$											$
	$											$
	$											$
	$											$
	$											$
Explanation of Responses:

All shares have been adjusted from prior filing to reflect 3 for 2 stock split effected in December 2002.
(1) Distribution of shares in which the reporting person had no pecuniary interest to partners for no consideration (no sale).
(2) All shares are held by Weston Presidio Capital II, L.P., Weston Presidio Capital III, L.P. and WPC Entrepreneur Fund, L.P. (collectively, the "Weston Funds"). The reporting person is a managing member or managing partner of the general partners of the Weston Funds. The reporting person disclaims beneficial ownership of the shares held by the Weston Funds, except to the extent of his pecuniary interest therein. This report shall not be deemed to be an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or any other purpose.
(3) Shares held by Weston Presidio Capital Management II, LP and Weston Presidio Capital Management III, LLC, respectively. The reporting person is a general partner or member of each of these funds and he disclaims beneficial ownership of shares, except to the extent of his pecuniary interest therein. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.
(4) Such shares are held as tenants in common with the reporting person's wife. Includes shares, previously reported as beneficially owned by the reporting person, that were transferred from indirect to direct ownership.

By:	Date:
/s/

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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